SYNERGX SYSTEMS INC.
                             209 Lafayaette Avenue
                               Syosset, NY 11791




Mr. Larry Spirgel                                             March 14, 2006
Assistant Director
United States
Secutities and Exchange Commission
Washington, DC 20549

               Synergx Systems Inc.
               Form 10-KSB for Fiscal Year ended September 30, 2005 Filed December 22, 2005
               File No. 0-17580

Dear Mr. Spirgel:

This letter is to address your letter of January 31, 2006 and your questions regarding Revenue Recognition and our Investment in Secure 724 LP.

Form 10-KSB for Fiscal Year Ended September 30, 2005

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition:
--------------------

     1. Refer to your disclosure herein that "product sales are allocated using a constant gross profit percentage over the entire contract...using the percentage of completion method of accounting." Considering that revenues from subcontract sales are also recognized during the entire project using the percentage of completion method, tell us if you apply the same gross profit percentage to recognize subcontract revenues arising from the same fixed price contract as the product sales. In this respect, tell us your consideration of paragraph 39 of SOP 81-1. We note in your discussion on the results of operations that actual gross margins for product and subcontract sales are substantially different.

Response
---------

In response to this comment please note that we use a different gross profit percentage to recognize product sales and subcontractor revenues that relate to the same fixed price contract. The following explains the type of revenue along with the accounting treatment.

Product sales are generated when we act as a systems integrator to customers where we supply labor and materials. The labor element for a typical project would include material design, review of requirements submitted by an outside professional engineer, specification layout to include devices and wiring diagram, drafting of wiring diagram for the facility, review of wiring diagram with the electrical contractor, project engineering (which include preparing bills of material, selection of vendors, coordination of activity with electrical contractor customers. programming of system), on site testing by field technicians, (testing of wiring of devices by the electrical contractor, test and check out of system), and customer training.

As a system integrator we generally sell our product and service to an electrical contractor or end user customer. The electrical contractor supplies installation labor, which includes piping and wiring to the end customer.

From time to time we are requested by the end user customer to act as a general contractor for the electrical installation (Subcontractor revenue) combined with the product and service required of the system integrator (Product Sales). In these instances, we will quote the project showing materials, integrator service and electrical installation.

The mark-up applied to the electrical installation (Subcontractor Sales), which is supplied by an independent outside electrical contactor, is limited and substantially different than the system integrator portion of the project (which we supply). The end user customer aware of the elements of the contract accepts the bonafide proposal as a fixed lump sum contract.

We apply separate gross profit percentage to the system integration portion of the project (Product Sales) and the electrical installation performed by others (Subcontractor Revenues). This is in accordance with paragraph 39 of SOP 81-1 as projects involving electrical contracting by others is segmented and revenues can be assigned to the different elements or phases to achieve different rates of profitability on the relative value of each element or phase to the estimated contract. These are shown separately in our MD&A discussions.

We have clarified in our December 31, 2005 Form 10-QSB filing that there are different gross profit elements when subcontractor revenue (outside electrical subcontractor work) is recognized.

3. Investment in Secure 724 L.P.
--------------------------------

     2. Tell us your conclusion with respect to the value of your investment in Secure 724 L.P. in light of its recurring losses. Refer to paragraph 19(h) of APB 18.

     3. Tell us the nature of your funding obligations to Secure, if any, subsequent to your initial investment. Citing paragraph 15 of FIN 46R, tell us whether you consider Secure to be a variable interest entity and whether you are a primary beneficiary.


Response
---------

Value of Investment

At September 30, 2005, the investment in Secure 724 LP was reviewed with respect to the status of its products and technology, future development and ability to market its product and fund its operations. At that time, Secure 724 LP was presenting its products and technology to a Canadian energy services company for a control/burglary system application and to a large Canadian cable/cell phone company for a wireless application. In addition, Secure 724 LP had entered into a letter of intent for a distribution and license agreement with an independent group for use of its technology in UAE and Egypt. The agreement called for a future minimum license fee of $225,000 (pending a final agreement) with a non-refundable deposit of $25,000. This license agreement together with current sales of Secure 724 LP's product by Avante Security Inc. (a 50 % equity holder in Secure 724 LP) and a new relationship with the control/burglary company to promote Secure 724 product as the primary/secondary module to clients (dealers) for monitoring stations, security guards, etc. should generate sufficient cash flow to continue marketing.

Assuming no sales at all, the License Fee is essentially equal to the full selling and administration costs in Secure 724 LP's 2006 budget. Hence, Secure 724 LP could be very close to funding the full staff and management services just from the licensing fees.

We believe Secure 724 LP will effect at least some of the sales contemplated in its budget in 2006 (Secure 724 LP believes that its budgeted estimates are conservative) and believe Secure 724 LP will secure a least one additional foreign license which would augment the licensing fees.

In sum, the licensing fee plus even a portion of the budgeted hardware and airtime sales should provide sufficient cash to be able to continue marketing so that Secure 724 could consummate at least some of the "works in progress." Accordingly, we do not believe that the investment is impaired and, that in accordance with paragraph 19(h) of APB 18, the loss in value has been determined to be temporary.


Funding Obligations

Secure 724 LP has incurred operating losses since inception. In May 2003, when Synergx Systems acquired its 25% equity interest in Secure 724 LP, Avante Security Inc. owned 50 % of Secure 724 LP and was determined to be the primary beneficiary and currently remains the primary beneficiary. Avante Inc. is the developer of the technology and is also responsible for the day to day operations of the Secure 724 LP. At inception, Synergx Systems agreed to provide secured loans of up to $231,000, which took the form of notes payable secured by the assets and technology of Secure 724 LP. The Company advance $143,000 under this agreement and was to provide $88,000 of additional funding related to certain milestones. Eventually the milestones were not met by the various target dates, but the company elected to provide $20,000 in loans unrelated to the milestones. The funding by Synergx Systems was discussed in our footnote on Secure 724 LP. At September 30, 2005, Synergx Systems was not under any obligation to fund the operations of Secure 724 LP. Secure 724 LP is currently pursuing additional financing from outside sources.

In addition, Synergx Systems has a 25% ownership interest in Secure 724 LP and has no obligation or contractual commitment to increase its equity interest in this entity or to provide additional funding. Since the inception of the 25% ownership interest in Secure 724 LP, Synergx Systems has not been the primary beneficiary and has no obligation to absorb the losses of Secure 724 LP beyond its initial investment.


We also acknowledge that Synergx Systems is responsible for the adequacy and accuracy of the disclosure in its filings; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Synergx Systems may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly, John A. Poserina Chief
Financial Officer

Cc Daniel Tamkin